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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        McNeil Real Estate Fund XX, L.P.
                           (Name of Subject Company)

                             McNeil Investors, Inc.
                             McNeil Partners, L.P.
                       (Name of Person Filing Statement)

                               ----------------

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)

                               ----------------

                                 Not applicable
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Ron K. Taylor
                                   President
                             McNeil Investors, Inc.
                           13760 Noel Road, Suite 600
                              Dallas, Texas 75240
                                 (972) 448-5800
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                with copies to:

               Martha E. McGarry, Esq.                   W. Scott Wallace, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP           Haynes & Boone, LLP
                  Four Times Square                         901 Main Street
               New York, New York 10036                   Dallas, Texas 75202
                    (212) 735-3000                           (214) 651-5000

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

Item 1. Security and Subject Company.

   The name of the subject company is McNeil Real Estate Fund XX, L.P., a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 13760 Noel Road, Suite 600, LB70, Dallas, Texas 75240. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Partnership's units of limited partner interest (the "Units").

Item 2. Tender Offer of the Bidder.

   This Statement relates to the unsolicited tender offer (the "Bond Offer") described in a Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on January 13, 2000, as amended by Amendment No. 1 thereto filed on January 18, 2000 (as amended, the "Schedule 14D-1"), by Bond Purchase, LLC, a Missouri limited liability company ("Bond Purchase"). According to an offer to purchase included in the Schedule 14D-1 (the "Offer to Purchase"), Bond Purchase is offering to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase and in a related Letter of Transmittal, all of the issued and outstanding Units at a price of $100 per Unit, less the amount of any distributions declared or made with respect to the Units between December 31, 1999 and the date of payment of the Purchase Price (as defined in the Offer to Purchase) for the Units by Bond Purchase, net to the seller in cash, without interest thereon.

   According to the Schedule 14D-1, the principal executive offices of Bond Purchase are located at 1100 Main, Suite 2100, Kansas City, Missouri 64105.

Item 3. Identity and Background.

   (a) The names of the persons filing this Statement are McNeil Partners, L.P., a Delaware limited partnership and the general partner of the Partnership ("McNeil Partners"), and McNeil Investors, Inc., a Delaware corporation and the general partner of McNeil Partners ("McNeil Investors"). The business address of each of McNeil Partners and McNeil Investors is 13760 Noel Road, Suite 600, LB70, Dallas, Texas 75240.

   (b)(1) Certain contracts, agreements, arrangements or understandings and certain actual or potential conflicts of interest between McNeil Partners, McNeil Investors or their affiliates, on the one hand, and the Partnership, its executive officers, directors or affiliates, on the other hand, are described under the headings "Summary--Structure of the transaction," "Summary--Effects of the transaction," "Summary--Allocation of the aggregate consideration in the transaction," "Special Factors--Opinions and reports of financial advisors-- Allocation analysis and opinions of Stanger & Co.--Stanger & Co. allocation analysis," "Special Factors--Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors--Background of the transaction," "Special Factors--Purposes and reasons for the transaction," "Special Factors--Effects of the transaction," "Special Factors--Events subsequent to the execution of the Master Agreement," "The Master Agreement," "WXI/McN Realty Operating Agreement," "Other Agreements Between the McNeil Affiliates and Affiliates of WXI/McN Realty" and "Other Agreements With Respect to the Transaction" in the Proxy Statement of the Partnership dated December 14, 1999 (the "Proxy Statement"), as supplemented by a supplement thereto dated as of January 13, 2000 (the "Proxy Statement Supplement" and, together with the Proxy Statement, the "Supplemented Proxy Statement"). The Proxy Statement and the Proxy Statement Supplement are filed as Exhibits (c)(1) and (c)(2), respectively, hereto, and each is incorporated herein by reference.

   (b)(2) Except as described in this Statement or in the Supplemented Proxy Statement, to the knowledge of McNeil Partners and McNeil Investors, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between McNeil Partners, McNeil Investors or their affiliates, on the one hand, and Bond Purchase, its executive officers, directors or affiliates, on the other hand.

Item 4. The Solicitation or Recommendation.

   (a) and (b). The Partnership has entered into a Master Agreement, dated as of June 24, 1999, and amended as of December 2, 1999 and December 10, 1999 (as amended, the "Master Agreement"), by and among WXI/McN Realty L.L.C., a newly formed company affiliated with Whitehall Street Real Estate Limited Partnership XI ("WXI/McN Realty"), McNeil Partners, the McNeil Partnerships (as defined therein), McNeil Investors, McNeil Real Estate Management, Inc. ("McREMI"), McNeil Summerhill, Inc. and Robert A. McNeil. The Master Agreement provides, among other things, that (1) McNeil Partners or an affiliate of McNeil Partners will contribute all of its general partner interests in the Partnership to a newly formed limited liability company directly or indirectly wholly owned by WXI/McN Realty, and this subsidiary will be appointed as the new general partner of the Partnership and (2) a separate newly formed limited partnership directly or indirectly wholly owned by WXI/McN Realty will merge with and into the Partnership with the Partnership continuing as the surviving limited partnership (the "Whitehall Transaction"). On January 24, 2000, the parties to the Master Agreement agreed that each limited partner of the Partnership will receive a per Unit aggregate amount of cash (including the special distribution) equal to $105 if the Partnership participates in the Whitehall Transaction, as more fully described in the Supplemented Proxy Statement. Of the $13 in increased consideration to be received in respect of the Units in the Partnership, WXI/McN Realty L.L.C. will fund an additional $5.00 in merger consideration (which will be in addition to the amounts allocated by Stanger & Co. in respect of the Units in the Partnership), and McNeil Partners will fund an additional $8.00 (which amount will not be returned to McNeil Partners) and the parties will ensure that limited partners will receive $105 per Unit if the Partnership participates in the Whitehall transaction.

   THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF MCNEIL INVESTORS, INC. (THE "SPECIAL COMMITTEE") HAS DETERMINED THAT THE BOND OFFER DOES NOT REPRESENT A "SUPERIOR ACQUISITION PROPOSAL" AS COMPARED TO THE REVISED WHITEHALL TRANSACTION WITH RESPECT TO THE PARTNERSHIP, AND HAS RECOMMENDED TO THE BOARD OF DIRECTORS OF MCNEIL INVESTORS THAT THE BOARD REJECT THE BOND OFFER. THE BOARD OF DIRECTORS HAS ACCEPTED THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND RESOLVED TO REJECT THE BOND OFFER.

Reasons for the Special Committee's Recommendation

   In approving the Master Agreement and recommending the Whitehall Transaction to the Board of Directors (the "Board") of McNeil Investors, Inc. ("McNeil Investors") in late June, 1999, the Special Committee considered numerous positive and negative factors regarding the Whitehall Transaction and its effects upon the Partnership and the holders ("Holders") of its Units (see "Summary--Factors considered by the McNeil Investors board of directors and the special committee; fairness of the transaction" and "Special Factors-- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction" in the Supplemented Proxy Statement). Among the important considerations viewed as positive by the Special Committee were the facts that (a) the Special Committee, directly and through its counsel and its financial adviser, participated in the negotiation of the form, terms and conditions of the Master Agreement and related documents and (b) the Whitehall Transaction was the subject of fairness opinions received from both Robert A. Stanger & Co., Inc. and the Special Committee's own financial adviser, Eastdil Realty Company. Among the terms and conditions with respect to which the Special Committee participated in negotiations were the provisions of
Section 7.2 of the Master Agreement, which among other things prohibits the Partnership from "engag[ing] in any negotiations concerning or provid[ing] any confidential information or data to, or hav[ing] any discussions with, any person relating to" an acquisition proposal (including a tender offer) for the Partnership. Excluded from this limitation is the furnishing of information to or negotiations with any person who makes an acquisition proposal which McNeil Partners determines could result in a "Superior Acquisition Proposal" and determines that providing such information and/or negotiating with such persons is required for

McNeil Partners to comply with its duties to the limited partners. A "Superior Acquisition Proposal" is defined as a bona fide acquisition proposal which McNeil Partners determines in good faith to be more favorable to the limited partners from a financial point of view and which McNeil Partners determines in good faith is reasonably likely to be consummated.

   Commencing in September, 1999, the Special Committee became aware of correspondence and other communications between Bond Purchase and McNeil Partners regarding the status of Bond Purchase as a limited partner in the Partnership and certain other McNeil Partnerships and requests by Bond Purchase for access to the lists of the names and addresses of the Holders, as well as other books and records of the Partnership and such other McNeil Partnerships. Most of the correspondence from Bond Purchase was cast in terms of its "interest" or "intention" or "willingness" to make a tender offer for Units in the Partnership and such other McNeil Partnerships at a price higher than the per-Unit consideration expected to result from the Whitehall Transaction. In addition, a substantial portion of the correspondence received from Bond Purchase referred at various times to at least five other public McNeil Partnerships and at least three of the privately-held McNeil Partnerships with respect to which Bond Purchase might make an offer. McNeil Partners consulted with the Special Committee and the Special Committee's counsel and financial advisor frequently throughout the months of November and December and at various times described to Bond Purchase the Special Committee's concerns about the terms of any definitive offer which Bond Purchase might make, and in particular requested financial information regarding Bond Purchase, in order to permit the Special Committee and the Board to determine whether any such offer would be "reasonably likely to be consummated." On December 13, 1999, Bond Purchase commenced the litigation described in the first Proxy Statement Supplement against McNeil Partners, the Partnership, McNeil Midwest Properties I, L.P. ("McNeil Midwest"), Hearth Hollow Associates, L.P. ("Hearth Hollow"), and Regency North Associates, L.P. ("Regency North").

   On December 21, 1999, representatives of Bond Purchase and its counsel met in New York with representatives of McNeil Investors and its counsel. The Special Committee's counsel participated in this meeting by conference telephone call. During this meeting, counsel for the Special Committee specifically repeated its prior request for financial statements of Bond Purchase, and was told that financial information regarding Bond Purchase "would be forthcoming" promptly. During the meeting, the spokesman for Bond Purchase stated that Bond Purchase was prepared immediately to register with the SEC a tender offer for 50% of the outstanding Units of the Partnership and a separate tender for 50% of the Units of Fund XXI, and that upon achieving such 50% tender, McNeil Partners would be removed as general partner of each such partnership. Proposed offers regarding three of the private McNeil Partnerships were also discussed by Bond Purchase. At the meeting, Bond Purchase was advised that, under SEC tender offer rules, proration of tenders for Units in the publicly held McNeil Partnerships would be required if more than the amount sought was tendered. Therefore, Holders who tendered all of their Units might have only a portion of their Units purchased and would remain as Holders in the Partnership. Counsel to the Special Committee inquired of Bond Purchase what its intentions were regarding whether Holders whose tenders were prorated, and any other Holders who could not tender for any reason, would be provided with a follow-on opportunity to dispose of their Units entirely. The Bond Purchase representative replied only that no take-out merger or other exit strategy was contemplated for such Holders.

   On December 23, 1999, Bond Purchase sent a letter to McNeil Partners and to the Special Committee, saying that Bond Purchase was "prepared to offer a higher price than Whitehall" for 100% of the Units in the Partnership and Funds XXI and XXII, and expressing a "sincere interest" in making a higher offer for Funds XXIII, XXIV, XXV and Hearth Hollow. No financial statements were included with this letter. Rather, the statement was made that "Bond Purchase has a current net worth over $10,000,000, most of which is in tax exempt bonds". This December 23 letter is filed as an exhibit hereto and is incorporated herein by reference.

   Telephone discussions between McNeil Partners and Bond Purchase regarding possible settlement of the litigation continued generally through the Christmas and New Year's holiday periods, but no additional financial information was provided by Bond Purchase. See "Recent Developments B Bond Purchase Litigation and Proposals B Settlement Discussions with Bond Purchase" in the first Proxy Statement Supplement.

   On January 11, 2000, McNeil Partners and the Special Committee received three letters (one dated January 10 and two dated January 11) from Bond Purchase, which are set forth in the Proxy Statement Supplement and incorporated by reference herein. In the January 10 letter, which purported to be an offer of approximately $13,020,000 for all of the Units in the Partnership and Funds XXI and XXII at prices higher than those from the Whitehall Transaction, Bond Purchase stated that "we have funds immediately available of $13,000,000. We will forward proof of funds from A.G. Edwards to you tomorrow." One of the January 11 letters purported to be an offer for the outstanding Units of Hearth Hollow and McNeil Midwest not owned or controlled by Bond Purchase, and the other letter purported to be an offer for one class of Units in Fund XXII which was omitted from the offer in the January 10 letter. The aggregate of the indicated offer prices for the five McNeil Partnerships covered by these letters was approximately $16,297,000, and the only stated amount and source of funding for these proposed offers was the reference to $13,000,000 held by A.G. Edwards. A copy of a letter from A.G. Edwards was enclosed, which letter confirmed that Bond Purchase had on deposit with A.G. Edwards $13,000,000 in a money market account, but no financial statements were enclosed.

   The Special Committee reiterated its concern regarding the absence of financial statements of Bond Purchase because Bond Purchase had, on several recent occasions, indicated its intention to replace McNeil Partners as general partner of any McNeil Partnership in which Bond Purchase acquired ownership and/or control of more than a majority of the Units. Removal of the general partner would, absent lender consent, constitute a default under substantially all of the mortgage debt secured by the various properties of such McNeil Partnerships, including the Partnership, resulting in acceleration of maturity of the mortgage debt and in some instances prepayment penalties. In addition, failure by the limited partners to approve the Whitehall Transaction may trigger break-up fees under the Master Agreement, and deferred management fees due to McNeil Partners from some of the McNeil Partnerships would be required to be paid to McNeil Partners immediately. The accelerated mortgage debt on the Partnership would be approximately $2,590,000, plus a prepayment penalty of approximately $91,000, the break-up fee would be $179,226 and a total of approximately $415,000 of deferred management fees would be payable to McNeil.

   On the day after receipt of the Bond Purchase letters, counsel to the Special Committee responded to those letters with its letter dated January 12, 2000, pointing out various deficiencies in the Bond Purchase proposals and advising Bond Purchase that for the reasons set forth in the letter, the Special Committee at that time was unable to conclude that the Bond Purchase proposals constituted a Superior Acquisition Proposal with respect to any of the McNeil Partnerships, and therefore declined to reconsider its prior recommendation of the Whitehall Transaction. A copy of the Special Committee's letter of January 12, 2000 is set forth in full in the first Proxy Statement Supplement and incorporated by reference herein. The Special Committee's letter pointed out that if Bond Purchase were to file tender offer materials for the Partnership, Fund XXI and Fund XXII with the SEC, the Special Committee would be able to evaluate the offers on unambiguous terms, in accordance with its fiduciary duties to the limited partners.

   On January 13, 2000, Bond Purchase filed with the SEC its Schedule 14D-1 and other related documents with respect to the Partnership. The Schedule 14D-1 as filed contains no financial statements or other financial information regarding Bond Purchase. On January 14, 2000, the Special Committee and its counsel and financial adviser received the Schedule 14D-1 and related material and conducted an initial review, after which it sent a letter dated January 14, 2000 to Bond Purchase which, among other things, expressed its disappointment that no financial statements were included, and also requested that Bond Purchase supply to the Special Committee copies of all tender offer documents affecting any of the McNeil Partnerships. On January 20, 2000, McNeil Partners issued a press release announcing that it had determined to postpone the Special Meeting of the Partnership to February 2, 2000, in order to allow time for the Special Committee to assess the Bond Offer and its related documents and to make a public response to the Bond Offer. As of January 24, 2000, the Special Committee had received no financial statements and no other tender offer documents from Bond Purchase, although it had been advised that Bond Purchase on January 10, 2000 and January 13, 2000, respectively, commenced tender offers for McNeil Midwest and Hearth Hollow.

   The text of the Special Committee's letter of January 14, 2000 is set forth on the next page.

                                    * * * *

                                                                January 14, 2000

VIA FACSIMILE AND MAIL

Mr. David L. Johnson
Bond Purchase, LLC
1100 Main, Suite 2100
Kansas City, MO 64105

   The Special Committee and its advisors have commenced a review of the tender offer materials regarding Fund XX which you filed with the SEC yesterday. We have also received your letter to the undersigned of January 13, 2000, responding to our letter to you of January 12, 2000.

   While we have just begun a review of your tender offer, we are gratified to note that your tender offer is not conditioned upon due diligence review. We note with disappointment, however, that your tender offer material does not include any financial statements of Bond Purchase LLC, apparently in reliance upon the establishment of the escrow account as satisfaction of the requirements of Item 9 of Schedule 14D-1. As set forth in our January 12 letter, we believe that full information regarding the financial resources of Bond Purchase LLC is material to a decision by a Holder of Units in Fund XX as to whether to hold or tender those Units, for the following reasons, among others:

     1. You have escrowed just enough cash to cover the purchase of the outstanding Units which you do not already hold. However, your tender offer materials and your January 13 letter emphasize that your offer affords to Holders the ability to retain their Units and remain investors in Fund XX. The financial resources of a general partner of a limited partnership are universally considered relevant and material to an investment decision with respect to the partnership.

     2. Just within the past few days, you have stated in writing that you propose to make tenders for all of the outstanding Units of Funds XXI and XXII, as well as for some number of Units of Hearth Hollow and McNeil Midwest, and you have advised that you own or control a substantial percentage of the Units in Regency North. This potential dispersal of your resources over several entities in addition to Fund XX very clearly raises questions which a review of the financial statements might answer. In this regard, we understand that you may have already made tender offers for Hearth Hollow and McNeil Midwest. If that is so, please send to us by overnight courier a complete set of any and all of your tender offer materials for any of the McNeil partnerships. We would also like to be advised immediately if you commence any other tender offer, whether for a private or a public partnership.

     3. The Special Committee is also, as stated in our January 12 letter, very concerned about your ability to meet the other substantial and immediate cash demands which may be applicable if you acquire a majority or more of the Units in Fund XX. As we have previously advised you, the mortgage debt on the property owned by Fund XX may be accelerated, and a substantial prepayment may become due, if McNeil Partners, L.P. is no longer the general partner of Fund XX, or if certain other events occur. Finally, if your tender offer results in a failure of the Fund XX Holders to approve the Whitehall transaction, a breakup fee will be payable by the Partnership, and the accrued and unpaid management fees due to McNeil would be payable. Those payment obligations are a matter of concern to the Special Committee, both with respect to the question regarding Fund XX's ability to meet those obligations, and because the existence of those claims is not disclosed in your tender offer materials.

   The Special Committee has already met once, and expects to meet again next week with its counsel and financial advisors to consider what its position will be with respect to your tender offer. It would be very helpful to the Special Committee and its advisors if you would provide the requested financial statements to the Special Committee by early next week.

                                        Very truly yours,

                                        /s/ Ralph C. Walker
                                        Ralph C. Walker

   On January 19, 2000, McNeil Partners announced that the special meetings of Holders of Hearth Hollow, McNeil Midwest and Regency North had been postponed to February 2, 2000. On January 20, 2000, McNeil Partners announced that the Whitehall Transaction had been approved by the requisite vote of the Holders of Units of six of the public McNeil Partnerships, including Fund XXIV, in which Bond Purchase had previously expressed an interest, and announced the postponement of the special meeting of Holders of the Partnership. On January 21, 2000, McNeil Partners announced that the Whitehall Transaction had been approved by the requisite vote of the Holders of Units of six additional public McNeil Partnerships, including Fund XXI, Fund XXII, Fund XXIII and Fund XXV, in each of which Bond Purchase had previously expressed an interest.

   As of January 24, 2000, the only McNeil Partnership for which Bond Purchase had filed a tender offer with the SEC is the Partnership. However, as stated above, McNeil Partners has been advised that (i) on January 10, 2000, Bond Purchase made a tender offer to Holders of McNeil Midwest at $26,500 per Unit for up to 32 Units (35.6% of the outstanding Units), a proposed increase of 4.7% above the estimated realizable price from the Whitehall Transaction; and
(ii) on January 13, 2000, Bond Purchase made a tender offer to Holders of Units of Hearth Hollow at $43,000 per Unit for up to 16 Units (45.7% of the outstanding Units), a proposed increase of 2.4% over the estimated realizable price from the Whitehall Transaction. Despite the request of the Special Committee in its letter of January 14 (set forth above), Bond Purchase did not provide to the Special Committee copies of its tender offer materials for McNeil Midwest and Hearth Hollow.

   By the close of business on January 21, 2000, the Special Committee had completed its review of the Offer to Purchase and the other documents filed by Bond Purchase with respect to the Partnership, and had determined that the Bond Offer, while it offered to purchase the Units at a premium of 8.7% over the estimated proceeds of the Whitehall Transaction and was not expressly conditioned upon completion of a due diligence review, nonetheless had features to which the Special Committee had previously objected or which it had questioned, as follows:

  1. The Offer to Purchase is unclear as to how Holders who for any reason are unable to submit a valid tender and who do not wish to continue to hold their Units will be treated.

  2. Holders who might wish to retain their Units and remain as investors in the Partnership have no financial statements of Bond Purchase available to review, which the Special Committee considers to be a material omission, given the possibility that Bond Purchase may seek to remove McNeil Partners as general partner, or that McNeil Partners may elect to withdraw as general partner.

  3. The liquid assets of the Partnership and those of Bond Purchase, should it become general partner, may not be sufficient to meet the cash obligations which may arise from failure by the Holders to approve the Whitehall Transaction.

  4. The resources of Bond Purchase may be dispersed over McNeil Midwest, Hearth Hollow and Regency North in addition to the Partnership.

  5. The Bond Offer is conditioned upon receipt of tenders of 25% of all of the outstanding Units. If this condition is met but less than a majority of Units are tendered, there may be a sufficient number of Units held by Holders who vote against the Whitehall Transaction, or who fail to vote their Units either for or against the Whitehall Transaction, to prevent approval of the Whitehall Transaction at the special meeting, in which event WXI/McN Realty would be entitled to terminate the Master Agreement with respect to the Partnership only, and proceed to consummate the Whitehall Transaction with all other McNeil Partnerships the Holders of which do approve. In such an event, the Partnership's assets would be depleted by its pro rata share of the expenses of the Whitehall Transaction, McNeil Partners would be entitled to receive payment of its deferred management fees and a break-up fee may be payable by the Partnership to WXI/McN Realty.

   When balancing the significant concerns regarding the features of the Bond Offer, notwithstanding the increased price, against the high likelihood that an unconditional offer (subject only to approval by Holders) from an extraordinarily strong institutional purchaser will be consummated within a few days after receipt of approval from the Holders, the Special Committee determined that it was unable to conclude that the Bond Offer was a Superior Acquisition Proposal. However, the premium price being offered for the Units by Bond Purchase caused the Special Committee to determine preliminarily that it would recommend to the Board that the Board express no opinion with respect to the Bond Offer.

   On Sunday, January 23, 2000, the Special Committee was advised that WXI/McN Realty and McNeil Investors had agreed to increase the consideration to be paid to Holders of Units in the Partnership to $105 per Unit, an increase of 14.1% over the amount originally estimated to result from the Whitehall Transaction, and an increase of 5.0% over the tender price in the Bond Offer. The Special Committee consulted promptly with its counsel, and on Sunday evening, January 23, counsel for the Special Committee held a telephone conversation with a representative of Bond Purchase and its counsel, in which the Special Committee's counsel advised Bond Purchase that the Whitehall Transaction price had been increased to a level above that of the Bond Offer, and invited Bond Purchase to submit its "highest, best and last" offer for the Partnership's Units to the Special Committee, and specifically to address the Special Committee's previously-expressed concerns regarding the uncertainty as to how non-tendering Holders of Units would be treated and questions regarding the absence of financial statements of Bond Purchase and its affiliates. The Special Committee counsel requested a response from Bond Purchase by noon (in Bond Purchase's time zone) on Monday, January 24, and by telephone call on Monday morning extended the deadline to 4:00 P.M. (local time), of that same day.

   During the telephone conversation on Sunday evening, the representative of Bond Purchase declined to address any of the Special Committee's concerns, and did not indicate whether it would consider an increase in the tender offer price. Counsel to the Special Committee confirmed its requests to Bond Purchase by letter dated January 24, 2000, a copy of which is filed as an exhibit hereto and is incorporated herein by reference. As of the close of business on Monday, January 24, 2000, the Special Committee had received no response to its requests to Bond Purchase.

   Immediately after the close of business, California time, on January 24, 2000, the Special Committee met by telephone with its counsel and its financial advisor, and carefully considered the Bond Offer and the improved offer for the Partnership in connection with the Whitehall Transaction and determined that the Bond Offer did not constitute a Superior Acquisition Proposal, and that the Whitehall Transaction as amended was in the best interests of the Partnership and its limited partners. Therefore, the Special Committee, on behalf of the Board, resolved to reject the Bond Offer with respect to the Partnership and to reaffirm its recommendation that the limited partners of the Partnership approve the Whitehall Transaction.

Item 5. Persons Retained, Employed or to be Compensated.

   The information set forth under the headings "Summary--Recommendations of the special committee and the McNeil Investors board of directors," "Summary-- Opinions and reports of financial advisors," "Summary--Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors-- Background of the transaction," "Special Factors--Interests of certain persons in matters to be acted upon; conflicts of interest," "Special Factors-- Recommendations of the special committee and the McNeil Investors board of directors; fairness of the transaction," "Special Factors--Opinions and reports of financial advisors," "Special Factors--Expenses relating to the transaction" and "The Meeting--Solicitation of proxies" in the Supplemented Proxy Statement is incorporated herein by reference.

Item 6. Recent Transactions and Intent With Respect to Securities.

    (a) Neither McNeil Partners nor McNeil Investors nor, to the best of their knowledge, any of their respective executive officers, directors, affiliates or subsidiaries has effected any transaction in Units during the past 60 days.

    (b) Neither McNeil Partners nor McNeil Investors nor, to the best of their knowledge, any of their respective executive officers, directors, affiliates or subsidiaries intends to tender to Bond Purchase, or to sell, Units which are held of record or beneficially owned by them in the Partnership. McNeil Partners, McNeil Investors and, to the best of their knowledge, their respective executive officers, directors, affiliates and subsidiaries intend to hold Units which are held of record or beneficially owned by them in the Partnership and intend to vote such Units for the Whitehall Transaction.

Item 7. Certain Negotiations and Transactions by the Subject Company.

    (a) To the best knowledge of McNeil Partners and McNeil Investors, except as set forth in Item 4 hereof, no negotiation is being undertaken or is underway by the Partnership in response to the Bond Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership;
(2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

    (b) To the best knowledge of McNeil Partners and McNeil Investors, there is no transaction, board resolution, agreement in principle or signed contract in response to the Bond Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4) of this Statement with respect to the Partnership.

Item 8. Additional Information to be Furnished.

   The information contained in the Proxy Statement and the information contained in the Proxy Statement Supplement each is incorporated herein by reference in its entirety.

Item 9. Material to be Filed as Exhibits.

  (a)(1)Letter to limited partners of the Partnership, dated January 25, 2000

  (a)(2)Press release dated January 25, 2000, issued by McNeil Partners and the Partnership

  (a)(3)Notice of Withdrawal

  (a)(4) Letter from Special Committee's counsel to Bond Purchase, L.L.C., dated January 24, 2000

  (a)(5)Letter from Bond Purchase, L.L.C., dated December 23, 1999

  (b)Not applicable

  (c)(1) Proxy Statement (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by the Partnership with the Commission on December 14, 1999)

  (c)(2) Proxy Statement Supplement (incorporated by reference to the Proxy Statement Supplement filed by the Partnership with the Commission on January 13, 2000)

  (c)(3) Proxy Statement Supplement (incorporated by reference to the Proxy Statement Supplement filed by the Partnership with the Commission on January 25, 2000)

  (c)(4) Master Agreement, dated as of June 24, 1999, as amended as of December 2, 1999 and December 10, 1999, by and among WXI/McN Realty L.L.C., the McNeil Partnerships (as defined therein), McNeil Investors, Inc., McNeil Partners, L.P., McNeil Real Estate Management, Inc., McNeil Summerhill, Inc. and Robert A. McNeil (incorporated by reference to Appendix A to the Proxy Statement)

  (c)(5) Form of First Amended and Restated Limited Liability Company Operating Agreement of WXI/McN Realty L.L.C. (incorporated by reference to Appendix B to the Proxy Statement)

  (c)(6) Voting Agreement, dated as of December 7, 1999, by and among McNeil Partners, L.P. on behalf of itself and each of the McNeil Partnerships (other than Regency North Associates, L.P., Fairfax Associates II, Ltd. and McNeil Sumerhilll I, L.P.), Regency North, Fairfax, Summerhill, McNeil Real Estate Management, Inc., McNeil Investors, Inc., Robert A. McNeil, Carole J. McNeil, High River Limited Partnership, Riverdale LLC, Unicorn Associates Corporation and Carl C. Icahn (incorporated by reference to Exhibit (c)(3) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with respect to the Partnership by the Partnership, McNeil Partners, McNeil Investors, Robert A. McNeil, WXI/McN Realty, WXI/MNL Real Estate and Whitehall Street Real Estate Limited Partnership XI with the Commission on December 14, 1999)

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 25, 2000                   McNEIL INVESTORS, INC.

                                             /s/ Ron K. Taylor
                                          By: _________________________________
                                             Name: Ron K. Taylor
                                             Title: President

                                          McNEIL PARTNERS, L.P.

                                          By: McNeil Investors, Inc.
                                          Its: General Partner

                                             /s/ Ron K. Taylor
                                          By: _________________________________
                                             Name: Ron K. Taylor
                                             Title: President

                                 EXHIBIT INDEX

 (a)(1) Letter to limited partners of the Partnership, dated January 25, 2000

        Press release dated January 25, 2000, issued by McNeil Partners and the
 (a)(2) Partnership

 (a)(3) Notice of Withdrawal

        Letter from Special Committee's counsel to Bond Purchase, L.L.C., dated
 (a)(4) January 24, 2000

 (a)(5) Letter from Bond Purchase, L.L.C., dated December 23, 1999

 (b)    Not applicable

 (c)(1) Proxy Statement (incorporated by reference to the Definitive Proxy
        Statement on Schedule 14A filed by the Partnership with the Commission on December 14, 1999)

 (c)(2) Proxy Statement Supplement (incorporated by reference to the Proxy
        Statement Supplement filed by the Partnership with the Commission on January 13, 2000)

 (c)(3) Proxy Statement Supplement (incorporated by reference to the Proxy
        Statement Supplement filed by the Partnership with the Commission on January 25, 2000)

 (c)(4) Master Agreement, dated as of June 24, 1999, as amended as of December
        2, 1999 and December 10, 1999, by and among WXI/McN Realty L.L.C., the
        McNeil Partnerships (as defined therein), McNeil Investors, Inc.,
        McNeil Partners, L.P., McNeil Real Estate Management, Inc., McNeil
        Summerhill, Inc. and Robert A. McNeil (incorporated by reference to
        Appendix A to the Proxy Statement)

 (c)(5) Form of First Amended and Restated Limited Liability Company Operating
        Agreement of WXI/McN Realty L.L.C. (incorporated by reference to
        Appendix B to the Proxy Statement)

 (c)(6) Voting Agreement, dated as of December 7, 1999, by and among McNeil
        Partners, L.P. on behalf of itself and each of the McNeil Partnerships
        (other than Regency North Associates, L.P., Fairfax Associates II, Ltd.
        and McNeil Sumerhilll I, L.P.), Regency North, Fairfax, Summerhill,
        McNeil Real Estate Management, Inc., McNeil Investors, Inc., Robert A.
        McNeil, Carole J. McNeil, High River Limited Partnership, Riverdale
        LLC, Unicorn Associates Corporation and Carl C. Icahn (incorporated by reference to Exhibit (c)(3) to the Rule 13e-3 Transaction Statement on
        Schedule 13E-3 filed with respect to the Partnership by the Partnership, McNeil Partners, McNeil Investors, Robert A. McNeil,
        WXI/McN Realty, WXI/MNL Real Estate and Whitehall Street Real Estate
        Limited Partnership XI with the Commission on December 14, 1999)


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